As filed with the Securities and Exchange Commission on April 20, 2011

Registration No. 333-144563

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 2

TO

FORM S-8

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

US GOLD CORPORATION

(Exact name of registrant as specified in its charter)

Colorado	84-0796160
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

99 George Street, 3rd Floor
Toronto, ON Canada	M5A 2N4
(Address of Principal Executive Offices)	(Zip Code)

US GOLD CORPORATION EQUITY INCENTIVE PLAN

(Full Title of Plan)

Perry Y. Ing, Vice President and Chief Financial Officer US Gold Corporation 99 George Street, 3rd Floor Toronto, ON Canada M5A 2N4 (866) 441-0690	Copy to: David J. Babiarz, Esq. Jessica M. Browne, Esq. Dufford & Brown, P.C. 1700 Broadway, Suite 2100 Denver, Colorado 80290-2100 (303) 861-8013

(Name, address and telephone number of agent for service)

Approximate date of commencement of proposed sale to public:

This Registration Statement shall become effective immediately upon filing as provided in Rule 462 under the Securities Act of 1933.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

EXPLANATORY NOTE

This Post-Effective Amendment No. 2 to Registration Statement on Form S-8, Registration No. 333-144563, filed on July 13, 2007 and amended on March 16, 2010, is being filed solely for the purpose of updating the reoffer prospectus that forms a part of this Post-Effective Amendment and which may be used for the offer and sale of securities registered hereunder by officers and directors of US Gold Corporation who may be deemed to be “affiliates” of US Gold Corporation, as that term is defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”).  The reoffer prospectus contained herein has been prepared in accordance with the requirements of General Instruction C of Form S-8 and Part I of Form S-3.  Pursuant to Rule 429 of the Securities Act, the reoffer prospectus relates to shares of common stock covered by the Registration Statements of US Gold Corporation on Form S-8 filed with the Securities and Exchange Commission on May 9, 2000 (File No. 333-36600), as amended on October 6, 2005, and on January 28, 2004 (File No. 333-112269), as amended on October 6, 2005 and October 24, 2006, the contents of which are incorporated by reference herein pursuant to General Instruction E to Form S-8.

i

REOFFER PROSPECTUS

US GOLD CORPORATION

3,077,334 shares of Common Stock,

no par value

This reoffer prospectus relates to the sale of 3,077,334 shares of common stock, no par value per share, that may be offered and resold from time to time by certain eligible participants and existing shareholders of our company identified in this prospectus (the “Selling Shareholders”) under the heading “SELLING SHAREHOLDERS.”  We will not receive the proceeds from sale of the shares.  The shares may be offered by Selling Shareholders: (i) in transactions in the over-the-counter market, on an automated inter-dealer system or national securities exchange on which shares of our common stock may be listed, in negotiated transactions, or a combination of such methods of sale, and (ii) at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices.  The Selling Shareholders may effect such transactions by selling the shares to or through securities broker-dealers.  Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the Selling Shareholders and/or the purchasers of the shares for whom such broker-dealers may act as agent or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).  See “SELLING SHAREHOLDERS” and “PLAN OF DISTRIBUTION” in this prospectus for additional information.  The Selling Shareholders may also sell such shares pursuant to Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”) if the requirements for the availability of such rule have been satisfied.

The shares are “control securities” under the Securities Act before their sale under this prospectus.  This prospectus has been prepared for the purposes of allowing for future sales by Selling Shareholders on a delayed or continuous basis to the public without restriction.

The shares were or will be issued to the Selling Shareholders upon exercise of options granted to them under our Equity Incentive Plan (the “Plan”).  We have agreed to bear all expenses (other than underwriting discounts, selling commissions, and underwriter expense allowance, and fees and expenses of counsel and other advisers to the Selling Shareholders) in connection with the registration and sale of the shares being offered by the Selling Shareholders.

Our common stock is traded on the New York Stock Exchange (the “NYSE”) and on the Toronto Stock Exchange (the “TSX”), in each case under the symbol “UXG.” On April 19, 2011, the closing price of our common stock was $9.16 on the NYSE and CDN$8.75 on the TSX.

These Securities Involve a High Degree of Risk.  See “RISK FACTORS” beginning at Page 6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus.  Any representation to the contrary is a criminal offense.

The date of this prospectus is April 19, 2011

ADDITIONAL INFORMATION AVAILABLE

The registration statement (including post-effective amendments) that contains this prospectus, including the exhibits to the registration statement, contains additional information about us and the securities the Selling Shareholders may offer under this prospectus.

The public may read and copy any materials we file with the Securities and Exchange Commission, which we refer to as the “SEC,” at the SEC’s Public Reference Room at 100 F Street N.E., Washington, DC 20549.  The public may obtain more information on the operation of the Public Reference Room by calling 1-800-SEC-0330.  The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

DOCUMENTS INCORPORATED BY REFERENCE

We will provide, without charge, to each person to whom a copy of this prospectus is delivered, including any beneficial owner of securities, upon the written or oral request of such person, a copy of any or all of the documents incorporated by reference herein (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the information that the prospectus incorporates). Requests should be directed to:

US Gold Corporation

99 George Street, 3rd Floor

Toronto, ON Canada M5A 2N4

Telephone number:  (866) 441-0690

Attention: Perry Ing, Vice President and Chief Financial Officer

The following documents filed by us with the SEC (File Number 001-33190) are hereby incorporated by reference into this prospectus:

1.                                                   Our Annual Report on Form 10-K for the year ended December 31, 2010;

2.                                                   Our Current Reports on Form 8-K filed on February 14, 2011, February 18, 2011, February 24, 2011 and March 3, 2011; and

3.                                                   The description of our capital stock contained in the registration statement on Form S-3 (Registration Number 333-157998) filed with the SEC on March 16, 2009.

All documents filed by us with the SEC pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the termination of the offering registered hereby shall be deemed to be incorporated by reference into this prospectus and to be a part hereof from the date of the filing of such documents.  Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement.  Such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

CAUTIONARY NOTE TO UNITED STATES INVESTORS

We are required to prepare reports under the Canadian Securities Administrators’ National Instrument 43-101 “Standards of Disclosure for Mineral Projects” (“NI-43-101”), under the Canadian securities laws because we are listed on the TSX and subject to Canadian securities laws. These standards are different from the standards generally permitted in reports filed with the SEC. Under NI 43-101, we report measured, indicated and inferred resources, measurements which are generally not permitted in filings made with the SEC. The estimation of measured resources and indicated resources involve greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable reserves. U.S. investors are cautioned not to assume that any part of measured or indicated resources will ever be converted into economically mineable reserves. The estimation of inferred resources involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources. It cannot be assumed that all or any part of inferred resources will ever be upgraded to a higher category. Therefore, U.S. investors are also cautioned not to assume that all or any part of inferred resources exist, or that they can be mined legally or economically. Canadian regulations permit the disclosure of resources in terms of “contained ounces”; however, the SEC only permits issuers to report “mineralized material” in tonnage and grade without reference to contained ounces. Under U.S. regulations the tonnage and grade described herein or in documents incorporated by reference under the “measured” and “indicated” categories would be characterized as mineralized material. We are providing the disclosure herein to provide a means of comparing our projects to those of other companies in the mining industry, many of which are Canadian and report pursuant to NI 43-101, and to comply with applicable disclosure requirements. U.S. investors should be aware that we have no “reserves” as defined by the SEC’s Industry Guide 7 (“Guide 7”) and are cautioned not to assume that any part or all of the potential target mineralized material will ever be confirmed or converted into Guide 7 compliant “reserves”.

We also note that drilling results are not indicative of mineralized material in other areas where we have mining interests. Furthermore, mineralized material identified on our properties does not and may never have demonstrated economic viability.

CERTAIN DEFINITIONS

g/t:  A unit representing grams/tonne.

opt:  A unit representing troy ounces/ton (one troy ounce/ton is equal to 34.2857 grams/tonne).

Ton:  A unit of weight equal to 2,000 pounds or 907.2 kilograms.

Tonne:  A unit of weight equal to 2,204.6 pounds or 1,000 kilograms.

SUMMARY

The following summary highlights information found in this prospectus and the documents incorporated by reference in this prospectus.  It does not contain all of the information you should consider before investing in our common stock. You should read the entire prospectus carefully, including the sections entitled “RISK FACTORS” and “DOCUMENTS INCORPORATED BY REFERENCE.”

As used in this prospectus, unless the context requires otherwise, the terms “US Gold Corporation,” “we,” “our” and “us” refer to US Gold Corporation and, where the context requires, our consolidated subsidiaries.

About the Company

We are a precious-metals exploration stage company engaged in the business of acquiring, exploring, and developing mineral properties in North America.  We were organized under the laws of the State of Colorado on July 24, 1979 under the name Silver State Mining Corporation.  On June 21, 1988, we changed our name to U.S. Gold Corporation and on March 16, 2007, we changed our name to US Gold Corporation.  As of April 19, 2011, we hold an interest in numerous properties in Nevada and Mexico, jurisdictions that have been historically favorable to mining, including our El Gallo Project in Mexico and our Gold Bar Project in Nevada.  As of that date, we are in the exploration stage and have not generated revenue from operations since 1990.

In June 2007, we completed three simultaneous acquisitions, significantly increasing our land position.  The assets of these three companies, Nevada Pacific, Tone and White Knight, (the “Acquired Companies”), included a portfolio of properties in Nevada and Mexico.  As a result of these acquisitions, we now hold an interest in approximately 254 square miles in the United States (the “U.S.”), and approximately 1,525 square miles in Mexico.

Our objective is to increase the value of our shares through the exploration, development, and extraction of gold, silver and other valuable minerals. Since 2007, we have grown our estimated mineralized material base through acquisitions and by additional drilling on our existing projects and plan to advance our principal projects towards further development and commercial production. We generally conduct our business as sole operator, but we may enter into arrangements with other companies through joint venture or similar agreements in an effort to achieve our strategic objectives. We regularly seek opportunities to acquire additional gold and silver exploration properties and are currently and at any given time, in various stages of active review of potential opportunities.

Our principal executive office is located at 99 George Street, 3rd Floor, Toronto, Ontario, Canada M5A 2N4 and our telephone number is (866) 441-0690.  We also maintain offices in Elko and Reno, Nevada.  Our website is www.usgold.com.  We make available our periodic reports and press releases on our web site.   Except for documents that are incorporated by reference into this prospectus, any post-effective amendment, or any prospectus supplement that may be accessed from our web site, the information available on or through our web site is not part of this prospectus.

Our Principal Properties

The following information summarizes our principal properties as of April 19, 2011:

Mexico

•                  El Gallo — Originally discovered by us in 2008, the El Gallo Project is located in Sinaloa state, northwestern Mexico in Mocorito Municipality.  The El Gallo Project includes three primary areas containing mineralized material: El Gallo, Magistral and Palmarito.  At El Gallo, we have drilled approximately 60,000 meters across a total of 280 holes. The project’s estimated mineralization consists of approximately 7.5 million tonnes of mineralized material with an average grade of 110.6 g/t for silver and 0.09 g/t for gold using a higher grade milling method and approximately 5.1 million tonnes of mineralized material with an average grade of 28.5 g/t of silver and 0.03 g/t of gold using a lower grade heap leach method. Based on technical work completed to date, we believe production could be achieved in 2014.

PAH also completed a Preliminary Economic Assessment (the “El Gallo PEA”) for the El Gallo Project in February 2011. The El Gallo PEA focused on a development plan involving surface mining from various locations and having the ore processed at a central facility, with an estimated total mill capacity of 6,000 tons per day. Lower grade ore would be processed at approximately 3,250 tons per day by crushing and heap leaching. The El Gallo PEA estimated average mine production of 5.0 million ounces of silver and 50,245 ounces of gold annually during a six year mine life. Based on an assumed gold price of $1,000 per ounce, the estimated cash cost net of by-product credit is $5.90 per silver ounce. Based on an assumed gold price of $1,350 per ounce, the estimated cash cost would fall to $2.44 per silver ounce. At an assumed silver price of $18.00 per ounce and a gold price of $1,000 per ounce, the El Gallo PEA calculates a pre-tax discounted (5%) net present value of $155 million, giving a pre-tax internal rate of return of 27%. These numbers increase to $521 million and 65% based on an assumed silver price of $28.50 per ounce and an assumed gold price of $1,350 per ounce. The total capital expenditures to construct the mine are estimated at $149.2 million.

•                  Palmarito — The Palmarito Project is located fifteen miles southwest of our El Gallo Project. Palmarito was a major producer of silver in Sinaloa, Mexico prior to 1950. The Palmarito Project has estimated mineralized material of approximately 3.7 million tonnes at an average grade of 71 g/t silver and 0.14 g/t gold.

•                  Magistral Mine — Located four miles southeast of our El Gallo Project, the Magistral Mine produced 70,000 gold ounces from 2002 to 2005 and was subsequently placed on care and maintenance in 2006 by the previous owners of the mine. It currently has estimated mineralized material of approximately 10.4 million tonnes at an average grade of 1.5 g/t gold.

Nevada

•                  Gold Bar — Located along the Cortez Trend, we estimate that the Gold Bar Project contains approximately 33.5 million tonnes of mineralized material at an average grade of 0.91 g/t gold. Based on technical work recently completed, we believe this project could achieve production in 2014.

In April 2010, Telesto completed a Preliminary Economic Assessment of the Gold Bar Project (the “Gold Bar PEA”).  The Gold Bar PEA anticipated an open pit mining operation and conventional heap leach processing. Mine production is estimated at approximately 57,000 oz of gold annually at an estimated cash cost of approximately $557 per ounce during a six year mine life. At an assumed gold price of $1,150 per ounce, the Gold Bar PEA calculates a pre-tax discounted (6%) net present value of $105 million, giving a pre-tax internal rate of return of 60%. Total capital expenditures to construct and commission the mine are estimated at under $50 million.

•                  Limo — Located in east-central Nevada along the southern extension of the Carlin Trend, we estimate that the Limo Project contains approximately 9.6 million tonnes of mineralized material at an average grade of 0.78 g/t gold.

•                  Tonkin — We hold mineral interests in various parts of the Tonkin Complex located on the Cortez Trend in Nevada. We held a leasehold interest in 478 claims covering an area of the Tonkin Complex known as Tonkin North and Cornerstone.  On January 1, 2011, our leasehold interest in those claims expired. On February 10, 2011, we entered into a binding letter of intent with the owners of those claims for the purchase of those claims. Pursuant to the letter of intent, we have agreed to pay an aggregate of CDN$8.4 million for the claims and grant them a 2% net smelter return royalty interest on any gold produced from the claims in excess of 682,000 ounces of gold. As of April 19, 2011, the parties had not yet negotiated and entered into definitive documentation for the transaction. If the transaction is consummated, we will use cash on hand to pay the purchase price for the claims. If we do not consummate the transaction to purchase the claims covering Tonkin North, our total interest in the Tonkin Complex will be reduced, and, as a result, we estimate that our interest in the estimated mineralized material identified at the Tonkin Complex will be reduced by approximately 38%. If the transaction is not consummated, we will file amended technical reports under NI 43-101 on the Tonkin Complex to reflect our reduced interests in the Tonkin Complex.  We estimate that the Tonkin Complex contains mineralized material of approximately 32.3 million tonnes at an average grade of 1.41 g/t gold.

Recent Developments

2011 Financing

In February 2011, we issued 17.25 million shares of common stock, including 2.25 million shares under an over-allotment option exercised by the underwriters, at a price of $6.50 per share (before the underwriters’ commissions and expenses) in a public offering pursuant to a registration statement filed with the SEC and a prospectus filed with Canadian securities regulators. Robert R. McEwen, our Chairman and Chief Executive Officer, purchased 3.05 million shares in this offering. Gross proceeds from the 17.25 million shares sold in the offering totaled $112.1 million. Proceeds to us, net of commissions and expenses, totaled approximately $105.4 million.

We intend to use the net proceeds to complete feasibility study work and acquire long lead-time capital items for the El Gallo Project, complete pre-feasibility and feasibility work at the Gold Bar Project, continue with the current extensive exploration programs in Mexico and Nevada and for general corporate purposes.

RISK FACTORS

An investment in our common stock involves a high degree of risk.  You should consider carefully the following risks, along with all of the other information included in this prospectus, including the information incorporated herein by reference, before deciding to buy our common stock.  Additional risks that we currently deem to be immaterial may also impair our business operations.  If we are unable to prevent events that have a negative effect from occurring, then our business may suffer.

We have incurred substantial losses since our inception in 1979 and may never be profitable.    Since our inception in 1979, we have never been profitable and we have not generated revenue from operations since 1990. As of December 31, 2010, our accumulated deficit was approximately $331 million (including a non-cash expense of approximately $52 million related to derivative instrument accounting in the year ended December 31, 2006, a non-cash expense of approximately $107 million related to impairment of the Company’s goodwill, all of which was related to the Acquired Companies, in the year ended December 31, 2008, a non-cash expense of approximately $17 million related to the write-off of long-lived assets in the year ended December 31, 2009, and a non-cash expense of approximately $6 million related to the write-off of long-lived assets in the year ended December 31, 2010). To become profitable, we must identify additional mineralization and establish economic reserves on our properties, and then either develop our properties or locate and enter into agreements with third party operators. It could be years before we receive any revenues from production, if ever. We may suffer significant additional losses in the future and may never be profitable. We do not expect to receive revenue from operations in the foreseeable future, if at all. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. We expect to incur losses unless and until such time as one or more of our properties enter into commercial production and generate sufficient revenue to fund our continuing operations.

The feasibility of mining any of our properties has not been established, meaning that we have not completed sufficient exploration or other work necessary to determine if it is commercially feasible to develop any of our properties.    We are currently an exploration stage company. We have no proven or probable reserves on our properties as defined by U.S. law. A “reserve,” as defined by regulation of the SEC, is that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. A reserve requires a feasibility study demonstrating with reasonable certainty that the deposit can be economically extracted and produced. We have not carried out any feasibility study with regard to any of our properties. As a result, we currently have no reserves and there are no assurances that we will be able to prove that there are reserves on our properties.

The mineralized material identified on our properties does not and may never demonstrate economic viability. Substantial expenditures are required to establish reserves through drilling and additional study and there is no assurance that reserves will be established. The feasibility of mining on our El Gallo Project, Gold Bar Project, or any other property has not been, and may never be, established. Whether a mineral deposit can be commercially viable depends upon a number of factors, including the particular attributes of the deposit, including size, grade and proximity to infrastructure; metal prices, which can be highly variable; and government regulations, including environmental and reclamation obligations. If we are unable to establish some or all of our mineralized material as proven or probable reserves in sufficient quantities to justify commercial operations, we may not be able to raise sufficient capital to develop a mine, even if one is warranted. If we are unable to establish such reserves, the market value of our securities may suffer, and you may lose some or all of your investment.

The figures for our estimated mineralized material are based on interpretation and assumptions and may yield less mineral production under actual conditions than is currently estimated.  Unless otherwise indicated, mineralization figures presented in our filings with securities regulatory authorities including the SEC, press releases and other public statements that may be made from time to time are based upon estimates made by independent geologists and our internal geologists.  When making determinations about whether to advance any of our projects to development, we must rely upon such estimated calculations as to the mineralized material and grades of mineralization on our properties.  Until ore is actually mined and processed, mineralized material and grades of mineralization must be considered as estimates only.

These estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable.  We cannot assure you that:

•                  these estimates will be accurate;

•                  mineralization estimates will be accurate; or

•                  this mineralization can be mined or processed profitably.

Any material changes in mineral estimates and grades of mineralization will affect the economic viability of placing a property into production and such property’s return on capital.  There can be no assurance that minerals recovered in small scale tests will be recovered in large-scale tests under on-site conditions or in production scale.

The estimates contained in our public filings have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate.  Extended declines in market prices for gold and/or silver may render portions of our mineralization estimates uneconomic and result in reduced reported mineralization or adversely affect the commercial viability of one or more of our properties.  Any material reductions in estimates of mineralization, or of our ability to extract this mineralization, could have a material adverse effect on our results of operations or financial condition.

Our estimated timetables to achieve production at the El Gallo Project and the Gold Bar Project may not be accurate.     Based on technical work recently completed, including Preliminary Economic Assessments at the El Gallo Project and the Gold Bar Project, we believe we can achieve production in 2014. However, the Preliminary Economic Assessments we have prepared for the El Gallo Project and the Gold Bar Project are

preliminary in nature and are subject to change due to factors within and outside of our control. We have not carried out a feasibility study with regard to these or any of our properties and the feasibility of mining at these properties may never be established. There is no certainty that the preliminary assessment and economics estimated in the El Gallo Project and Gold Bar Project Preliminary Economic Assessments will be realized or that we will be able to begin production in 2014 or at all.

If we decide to put one or more of our properties into production, we will require significant amounts of capital, and our ability to obtain this necessary funding will depend on a number of factors, including the status of the national and worldwide economy and the price of gold, silver and other precious metals. Fluctuations in production costs, material changes in the mineral estimates and grades of mineralization or changes in the political conditions or regulations in Mexico or Nevada may make placing these properties into production uneconomic. Further, we may also be unable to obtain the necessary permits in a timely manner, on reasonable terms or on terms that provide us sufficient resources to develop our properties. These and other factors may cause us to delay production at the El Gallo Project and the Gold Bar Project beyond 2014, if at all.

Historical production of gold at our Tonkin Complex or Magistral Mine may not be indicative of the potential for future development or revenue.    Historical production of gold from our Tonkin Complex came from relatively shallow deposits, in very limited quantities and for a very limited period of time. We commenced exploration of deeper zones of our Tonkin property in 2006 in an effort to identify additional mineralized material, and have identified priority exploration drilling targets on our Tonkin Complex, Gold Bar Project and Limo Project in Nevada. In Mexico, the Magistral Mine produced gold from 2002 through 2005, but it was shut down in 2006 and is currently held by us on a care and maintenance basis. The Magistral Mine is now considered a part of our El Gallo Project. However, due to uncertainties associated with exploration, including variations in geology and structure, there is no assurance that our efforts will be successful or that prior drilling results are reflective of additional or economically developable deposits. Investors in our securities should not rely on our historical operations as an indication that we will ever place any of our mining properties into commercial production again.

We will require significant additional capital to continue our exploration activities, and, if warranted, to develop mining operations.    Substantial expenditures will be required to determine if proven and probable mineral reserves exist at any of our properties, to develop metallurgical processes to extract metal, to develop the mining and processing facilities and infrastructure at any of our properties or mine sites and, in certain circumstances, to acquire additional property rights. We have spent and will be required to continue to expend significant amounts of capital for drilling, geological and geochemical analysis, assaying, and, when warranted, feasibility studies with regard to the results of our exploration. We may not benefit from these investments if we are unable to identify commercially exploitable mineralized material. If we decide to put one or more of our properties into production, we will require significant amounts of capital to develop and construct the mining and processing facilities and infrastructure required for mining operations. Our ability to obtain necessary funding for these purposes, in turn, depends upon a number of factors, including the status of the national and worldwide economy and the price of gold, silver and other precious metals. We may not be successful in obtaining the required financing, or if we can obtain such financing, such financing may not be on terms that are favorable to us. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration or development and the possible, partial or total loss of our potential interest in certain properties. Any such delay could have a material adverse effect on our results of operations or financial condition.

We may acquire additional exploration stage properties and we may face negative reactions if reserves are not located on acquired properties.    We may acquire additional exploration stage properties. There can be no assurance that we will be able to identify and complete the acquisition of such properties at reasonable prices or on favorable terms and that reserves will be identified on any properties that we acquire. We may also experience negative reactions from the financial markets if we are unable to successfully complete acquisitions of additional properties or if reserves are not located on acquired properties. These factors may adversely affect the trading price of our common stock or our financial condition or results of operations.

Our industry is highly competitive, attractive mineral lands are scarce, and we may not be able to obtain quality properties.    We compete with many companies in the mining industry, including large, established mining companies with substantial capabilities, personnel and financial resources. There is a limited supply of desirable mineral lands available for claim staking, lease or acquisition in the U.S., Mexico, and other areas where we may conduct exploration activities. We may be at a competitive disadvantage in acquiring mineral properties, since we compete with these individuals and companies, many of which have greater financial resources and larger technical staffs than we do. Competition in the industry is not limited to the acquisition of mineral properties but also extends to the technical expertise to find, advance, and operate such properties; the labor to operate the properties; and the capital for the purpose of funding such properties. Many competitors not only explore for and mine precious metals, but conduct refining and marketing operations on a world-wide basis. Such competition may result in our company being unable not only to acquire desired properties, but to recruit or retain qualified employees or to acquire the capital necessary to fund our operation and advance our properties. Our inability to compete with other companies for these resources would have a material adverse effect on our results of operation, financial condition and cash flows.

Fluctuating gold and silver prices could negatively impact our business.    The potential for profitability of our gold and silver mining operations and the value of our mining properties are directly related to the market price of gold and silver. The price of gold and silver may also have a significant influence on the market price of our common stock. The market price of gold and silver historically has fluctuated significantly and is affected by numerous factors beyond the control. These factors include supply and demand fundamentals, expectations with respect to the rate of inflation, the relative strength of the U.S. dollar and other currencies, interest rates, gold and silver sales and loans by central banks, forward sales by metal producers, accumulation and divestiture by exchange traded funds, global or regional political, economic or banking crises, and a number of other factors. The market price of silver is also affected by industrial demand. The selection of a property for exploration or development, the determination to construct a mine and place it into production, and the dedication of funds necessary to achieve such purposes are decisions that must be made long before the first revenues, if any, from production will be received. Price fluctuations between the time that such decisions are made and the commencement of production can have a material adverse effect on the economics of a mine.

The volatility in gold and silver prices is illustrated by the following table, which sets forth, for the periods indicated (calendar year), the average annual market prices in U.S. dollars per ounce of gold and silver, based on the daily London P.M. fix.

Average Annual Market Price of Gold and Silver (per oz.)

Mineral	2006	2007	2008	2009	2010
Gold	$604	$696	$872	$972	$1,224
Silver	$11.54	$13.38	$14.99	$14.67	$20.19

The volatility of mineral prices represents a substantial risk which no amount of planning or technical expertise can fully eliminate.  In the event gold and silver prices decline and remain low for prolonged periods of time, we might be unable to develop our properties, which may adversely affect our results of operations, financial performance and cash flows.

Title to mineral properties can be uncertain, and we are at risk of loss of ownership of one or more of our properties.    Our ability to explore and operate our properties depends on the validity of our title to that property. Our U.S. mineral properties consist of leases of unpatented mining claims, as well as unpatented mining and millsite claims which we control directly. Unpatented mining claims provide only possessory title and their validity is often subject to contest by third parties or the federal government, which makes the validity of unpatented mining claims uncertain and generally more risky. These uncertainties relate to such things as the sufficiency of mineral discovery, proper posting and marking of boundaries, assessment work and possible conflicts with other claims not determinable from public record. Since a substantial portion of all mineral exploration, development and mining in the United States now occurs on unpatented mining claims, this uncertainty is inherent in the mining industry. We have not obtained title opinions covering our entire property, with the attendant risk that title to some claims, particularly title to undeveloped property, may be defective. There may be valid challenges to the title to our property which, if successful, could impair development and/or operations.

We remain at risk in that the mining claims may be forfeited either to the United States, or to rival private claimants due to failure to comply with statutory requirements as to location and maintenance of the claims or challenges to whether a discovery of a valuable mineral exists on every claim.

We have entered into a binding letter of intent to acquire a significant portion of the lode claims comprising our total interests at the Tonkin Complex that we previously leased pursuant to a lease that expired in January 2011. If we are not successful in acquiring the lode claims, our interests at the Tonkin Complex will be significantly reduced.    We leased a total of 478 of our mining claims at the Tonkin Complex (Tonkin North and Cornerstone). Pursuant to the terms of the lease, the lease expired on January 1, 2011. We have entered into a binding letter of intent to acquire the claims that were subject to the lease. If we are not successful in acquiring the claims that were subject to the lease, we will lose our mineral rights associated with those claims and our interest in the Tonkin Complex will be significantly reduced. For example, if we are unable to acquire the claims, we estimate that our interest in the mineralized material that has been identified at the Tonkin Complex will be reduced by approximately 38%. There can be no assurance that we will be successful in acquiring the claims.

Our continuing reclamation obligations at the Tonkin Complex, Magistral Mine and our other properties could require significant additional expenditures.    We are responsible for the reclamation obligations related to disturbances located on all of our properties, including the Tonkin Complex. We have posted a bond in the amount of the estimated reclamation obligation at the Tonkin Complex. We submitted a mine closure plan to the Bureau of Land Management (“BLM”) for the Tonkin Complex during the fourth quarter of 2010. Based on our estimate, the change in our bonding requirements was insignificant. Our closure plan is currently under review by the BLM. We have not posted a bond in Mexico relating to the Magistral Mine, as none is required. There is a risk that any cash bond, even if increased based on the analysis and work performed to update the reclamation obligations, could be inadequate to cover the actual costs of reclamation when carried out. The satisfaction of bonding requirements and continuing reclamation obligations will require a significant amount of capital. There is a risk that we will be unable to fund these additional bonding requirements, and further, that the regulatory authorities may increase reclamation and bonding requirements to such a degree that it would not be commercially reasonable to continue exploration activities, which may adversely affect our results of operations, financial performance and cash flows.

Our ongoing operations and past mining activities are subject to environmental risks, which could expose us to significant liability and delay, suspension or termination of our operations.    All phases of our operations are subject to U.S. and Mexican federal, state and local environmental regulation. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for us and our officers, directors and employees. Future changes in environmental regulation, if any, may adversely affect our operations, make our operations prohibitively expensive, or prohibit them altogether. Environmental hazards may exist on our properties that are unknown to us at the present and that have been caused by us, or previous owners or operators, or that may have occurred naturally. Mining properties from the companies we have acquired may cause us to be liable for remediating any damage that those companies may have caused. The liability could include response costs for removing or remediating the release and damage to natural resources, including ground water, as well as the payment of fines and penalties.

We have transferred our interest in several mining properties over past years, some of which are now being operated by third parties. Under applicable U.S. federal and state environmental laws, as prior owner of these properties, we may be liable for remediating any damage that we may have caused. The liability could include response costs for removing or remediating the release and damage to natural resources, including ground water, as well as the payment of fines and penalties.

Failure to comply with applicable environmental laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities, causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.

Our operations are subject to permitting requirements which could require us to delay, suspend or terminate our operations on our mining properties.    Our operations, including ongoing exploration drilling programs, require permits from the state and federal governments, including permits for the use of water and for drilling wells for water. We may be unable to obtain these permits in a timely manner, on reasonable terms or on terms that provide us sufficient resources to develop our properties, or at all. Even if we are able to obtain such permits, the time required by the permitting process can be significant. If we cannot obtain or maintain the necessary permits, or if there is a delay in receiving these permits, our timetable and business plan for exploration of our properties will be adversely affected, which may in turn adversely affect our results of operations, financial condition and cash flows.

Legislation has been proposed that would significantly affect the mining industry.    Periodically, members of the U.S. Congress have introduced bills which would supplant or alter the provisions of the General Mining Law of 1872, which governs the unpatented claims that we control with respect to our U.S. properties. One such amendment has become law and has imposed a moratorium on the patenting of mining claims, which reduced the security of title provided by unpatented claims such as those on our U.S. properties. If additional legislation is enacted, it could substantially increase the cost of holding unpatented mining claims by requiring payment of royalties, and could significantly impair our ability to develop mineral estimates on unpatented mining claims. Such bills have proposed, among other things, to make permanent the patent moratorium, to impose a federal royalty on production from unpatented mining claims and to declare certain lands as unsuitable for mining. Although it is impossible to predict at this time what royalties may be imposed in the future, the imposition of such royalties could adversely affect the potential for development of such mining claims, and the economics of existing operating mines on federal unpatented mining claims. Passage of such legislation could adversely affect our business.

In March 2010, the State of Nevada enacted Assembly Bill No. 6 (“AB6”) which sought to balance the state budget by reducing expenditures and increasing certain fees. Among those fee increases was a one-time fee payable in conjunction with the annual filing of an affidavit of the intent to hold a mining claim, with a tiered fee structure applied for holders of 11 or more claims. The fee ranges from $70 per claim for holders of 11 to 199 claims up to $195 per mining claim for holders of 1,300 or more claims as of the date of filing. We filed our annual affidavits of our intent to hold a mining claim on November 1, 2010 and based on the number of claims held by our subsidiaries at that time, we estimate we will have to pay approximately $0.7 million due to this fee on or before June 1, 2011. We remain at risk that Nevada may impose additional fees or other levies affecting the mining industry in the future.

In Mexico, the PRI, which is the main opposition political party, with the support of other opposition parties, has introduced in the Chamber of Deputies a 4% mining royalty on production. The opposition parties collectively have a majority in both the Chamber of Deputies and the Senate, with the governing PAN party a minority. The opposition numbers are sufficient (over 2/3) to override a Presidential veto in the Chamber but not in the Senate. To date, the Government has been silent on the royalty proposal.

Our operations in Mexico are subject to changes in political conditions, regulations and crime in that country.    Our El Gallo Project, the Magistral Mine and the Palmarito Project as well as certain other concessions, are located in Mexico and are subject to laws and regulations applied by Mexican federal, state, and local governments. As a result, our mining investments are subject to the risks normally associated with the conduct of business in foreign countries. In the past, Mexico has been subject to political instability, changes and uncertainties which may cause changes to existing government regulations affecting mineral exploration and mining activities. Civil or political unrest or violence could disrupt our operations at any time. In 2010 and 2011, there has been an increase in the level of violence and crime relating to drug cartels in Sinaloa State, where we operate, and in other regions of Mexico. This may disrupt our ability to carry out exploration and mining activities and affect the safety and security of our employees and contractors. Our exploration and mining activities may be adversely affected in varying degrees by changing government regulations relating to the mining industry or shifts in political conditions that could increase the costs related to our activities or maintaining our properties.

Our lack of operating experience may cause us difficulty in managing our growth.    We are currently in the exploration stage and our management has limited experience in developing and operating a mine. We are currently working towards developing our El Gallo Project in Mexico and our Gold Bar Project in Nevada. Our ability to manage our growth, if any, will require us to improve and expand our management and our operational and financial systems and controls. If our management is unable to manage growth effectively, our business and financial condition would be materially harmed. In addition, if rapid growth occurs, it may strain our operational, managerial and financial resources.

We are subject to litigation risks.    All industries, including the mining industry, are subject to legal claims, with and without merit. Defense and settlement costs can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, the resolution of any particular legal proceeding could have a material adverse effect on our financial position and results of operations.

The nature of mineral exploration and production activities involves a high degree of risk and the possibility of uninsured losses that could materially and adversely affect our operations.  Exploration for minerals is highly speculative and involves greater risk than many other businesses.  Many exploration programs do not result in the discovery of mineralization, and any mineralization discovered may not be of sufficient quantity or quality to be profitably mined.  Few properties that are explored are ultimately advanced to production.  Our current exploration efforts are, and any future development or mining operations we may elect to conduct will be, subject to all of the operating hazards and risks normally incident to exploring for and developing mineral properties, such as, but not limited to:

•         economically insufficient mineralized material;

•         availability of labor, power, transportation and infrastructure;

•         fluctuations in production costs that may make mining uneconomical;

•         labor disputes;

•         potential delays related to social and community issues;

•         unanticipated variations in grade and other geologic problems;

•         environmental hazards;

•         water conditions;

•         difficult surface or underground conditions;

•         industrial accidents;

•         metallurgical and other processing problems;

•         mechanical and equipment performance problems;

•         failure of pit walls or dams;

•         unusual or unexpected rock formations;

•         personal injury, fire, flooding, cave-ins and landslides;

•         decrease in reserves due to a lower silver price; and

•         decrease in reserves due to a lower gold price.

Any of these risks can materially and adversely affect, among other things, the development of properties, production quantities and rates, costs and expenditures, potential revenues and production dates.  We currently have no insurance to guard against any of these risks.  If we determine that capitalized costs associated with any of our mineral interests are not likely to be recovered, we would incur a write-down of our investment in these interests.  All of these factors may result in losses in relation to amounts spent which are not recoverable.

We do not insure against all risks to which we may be subject in our planned operations.  While we currently maintain insurance to insure against general commercial liability claims and physical assets of the Tonkin Complex, we do not maintain insurance to cover all of the potential risks associated with our operations.  Certain of our exploration properties such as Gold Bar and Limo have no existing infrastructure for which we insure, and we do not insure our limited physical assets at the Magistral Mine.  For example, we do not have insurance on the mine assets associated with the Magistral Mine and we do not have business interruption insurance.  We may also be unable to obtain insurance to cover other risks at economically feasible premiums or at all.  Insurance coverage may not continue to be available, or may not be adequate to cover liabilities.  We might also become subject to liability for environmental, pollution or other hazards associated with mineral exploration and production which may not be insured against, which may exceed the limits of our insurance coverage or which we may elect not to insure against because of premium costs or other reasons.  Losses from these events may cause us to incur significant costs that could materially adversely affect our financial condition and our ability to fund activities on our property.  A significant loss could force us to reduce or terminate our operations.

We depend on a limited number of personnel and the loss of any of these individuals could adversely affect our business.    Our company is dependent on key management, namely our Chairman and Chief Executive Officer, our Vice President and Chief Financial Officer, our Senior Vice President and Vice President, Projects. Robert R. McEwen, our Chairman and Chief Executive Officer, is responsible for strategic direction and the oversight of our business. Perry Y. Ing, our Vice President and Chief Financial Officer, is responsible for our public reporting and administrative functions. Our Senior Vice President, Ian Ball, and Vice President, Projects, Stefan Spears, oversee corporate or project development in Mexico and Nevada, respectively. We rely heavily on these individuals for the conduct of our business. The loss of any of these officers would significantly and adversely affect our business. In that event, we would be forced to identify and retain an individual to replace the departed officer. We may not be able to replace one or more of these individuals on terms acceptable to us. We have no life insurance on the life of any officer.

Some of our directors may have conflicts of interest as a result of their involvement with other natural resource companies.    Some of our directors are directors or officers of other natural resource or mining-related companies, or may be involved in related pursuits that could present conflicts of interest with their roles at US Gold. These associations may give rise to conflicts of interest from time to time.  In the event that any such conflict of interest arises, a director who has such a conflict is required to disclose the conflict to a meeting of the directors of the company in question and to abstain from voting for or against approval of any matter in which such director may have a conflict. In appropriate cases, we will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict.

We are subject to foreign currency risk.    While we transact most of our business in U.S. dollars, some expenses, such as labor, operating supplies and capital assets are denominated in Canadian dollars or Mexican pesos. As a result, currency exchange fluctuations may impact our operating costs. The appreciation of non-U.S. dollar currencies against the U.S. dollar increases costs and the cost of purchasing capital assets in U.S. dollar terms in Canada and Mexico, which can adversely impact our operating results and cash flows. Conversely, a depreciation of non-U.S. dollar currencies usually decreases operating costs and capital asset purchases in U.S. dollar terms in foreign countries.

The value of cash and cash equivalents denominated in foreign currencies also fluctuates with changes in currency exchange rates. Appreciation of non-U.S. dollar currencies results in a foreign currency gain on such investments and a depreciation in non-U.S. dollar currencies results in a loss. We have not utilized market risk sensitive instruments to manage our exposure to foreign currency exchange rates but may in the future actively manage our exposure to foreign currency exchange rate risk. We also hold a majority of our cash reserves in non-U.S. dollar currencies.

Global climate change is an international concern, and could impact our ability to conduct future operations.    Global climate change is an international issue and receives an enormous amount of publicity. We would expect that the imposition of international treaties or U.S. or Mexican federal, state or local laws or regulations pertaining to mandatory reductions in energy consumption or emissions of greenhouse gasses could affect the feasibility of our mining projects and increase our operating costs.

Risks Relating to Our Common Stock

Gain recognized by non-U.S. holders and non-U.S. persons holding any interest in the Company other than solely as a creditor (including, for example, interests in the form of our convertible debt, if any) on the sale or other disposition of our securities may be subject to U.S. federal income tax.    We believe that we currently are a “United States real property holding corporation” under section 897(c) of the Internal Revenue Code, or USRPHC, and that there is a substantial likelihood that we will continue to be a USRPHC in the future. Subject to certain exceptions, securities (other than securities that provide no interest in a corporation other than solely as a creditor) issued by a corporation that has been a USRPHC at any time during the preceding five years (or the non-U.S. holder’s holding period for such securities, if shorter) are treated as U.S. real property interests, or USRPIs, and gain recognized by a non-U.S. holder on the sale or other disposition of a USRPI is subject to regular U.S. federal income tax, on a net basis at graduated rates, as if such gain were effectively connected with the conduct by such holder of a U.S. trade or business. If gain recognized by a non-U.S. holder from the sale or other disposition of our common stock or other securities is subject to regular net basis income tax under these rules, the transferee of such common stock or other securities may be required to deduct and withhold a tax equal to 10 percent of the amount realized on the sale or other disposition, unless certain exceptions apply. Any tax withheld may be credited against the U.S. federal income tax owed by the non-U.S. holder for the year in which the sale or other disposition occurs.

The conversion of outstanding exchangeable shares, exercise of options and the future issuances of our common stock will dilute current shareholders and may reduce the market price of our common stock.    As of April 19, 2011, we had outstanding exchangeable shares and options to purchase a total 8,116,527 shares of our common stock, which if completely converted or exercised, would dilute existing shareholders’ ownership by approximately 6%. Under certain circumstances, our Board of Directors has the authority to authorize the offer and sale of additional securities without the vote of or notice to existing shareholders. We may issue equity in the future in connection with acquisitions, strategic transactions or for other purposes. Based on the need for additional capital to fund expected growth, it is likely that we will issue additional securities to provide such capital and that such additional issuances may involve a significant number of shares. Issuance of additional securities in the future will dilute the percentage interest of existing shareholders and may reduce the market price of our common stock.

Furthermore, the sale of a significant amount of common stock by any selling security holders, specifically Robert R. McEwen, our Chairman and Chief Executive Officer, may depress the price of our common stock. As a result, you may lose all or a portion of your investment.

A small number of existing shareholders own a significant portion of our common stock, which could limit your ability to influence the outcome of any shareholder vote.    Our Chairman and Chief Executive Officer, Robert R. McEwen, beneficially owns approximately 20% of our common stock as of April 19, 2011. Under our Articles of Incorporation and the laws of the State of Colorado, the vote of a majority of the shares voting at a meeting at which a quorum is present is generally required to approve most shareholder action. As a result, this individual will be able to significantly influence the outcome of shareholder votes for the foreseeable future, including votes concerning the election of directors, amendments to our Articles of Incorporation or proposed mergers, acquisitions or other significant corporate transactions.

Our stock price has historically been volatile, and as a result you could lose all or part of your investment.   The market price of our common stock has fluctuated significantly and may decline in the future. The high and low sale prices of our common stock on the NYSE Amex, and the NYSE after November 2, 2010, were $4.10 and $0.38 for the fiscal year ended December 31, 2008, $3.53 and $0.90 for the fiscal year ended December 31, 2009 and $8.17 and $2.02 for the fiscal year ended December 31, 2010.  The fluctuation of the market price of our common stock has been affected by many factors that are beyond our control, including: changes in the worldwide price for gold and/or silver, results from our exploration or development efforts and the other risk factors discussed herein.

We have never paid a dividend on our common stock and we do not anticipate paying one in the foreseeable future. We have not paid a dividend on our common stock to date, and we may not be in a position to pay dividends in the foreseeable future. Our ability to pay dividends will depend on our ability to successfully develop one or more properties and generate revenue from operations. Further, our initial earnings, if any, will likely be retained to finance our growth. Any future dividends will depend upon our earnings, our then-existing financial requirements and other factors, and will be at the discretion of our Board of Directors.

FORWARD-LOOKING STATEMENTS

This prospectus and the information incorporated by reference herein contains certain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act).  Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks, uncertainties and other factors, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, performance, transactions or achievements, financial and otherwise, may differ materially from the results, performance, transactions or achievements expressed or implied by the forward-looking statements.  Risks, uncertainties and other factors that might cause such differences, some of which could be material, include, but are not limited to:

•                  decisions of foreign countries and banks within those countries;

•                  commodity price fluctuations;

•                  technological changes in the mining industry;

•                  changes in our business strategy;

•                  interpretation of drill hole results and the geology, grade and continuity of mineralization;

•                  the uncertainty of reserve estimates and timing of development expenditures;

•                  unexpected changes in business and economic conditions;

•                  changes in interest rates and currency exchange rates;

•                  timing and amount of production, if any;

•                  our costs;

•                  changes in exploration and overhead costs;

•                  access and availability of materials, equipment, supplies, labor and supervision, power and water;

•                  results of current and future exploration activities;

•                  results of pending and future feasibility studies;

•                  local and community impacts and issues;

•                  accidents and labor disputes; and

•                  other risks identified in the section entitled “RISK FACTORS” in any post-effective amendment or prospectus supplement hereto, in our Annual Report on Form 10-K for the fiscal year ended December 31, 2010, and, from time to time, in other reports we file with the SEC or in other documents that we publicly disseminate.

This list, together with the factors identified under the section entitled “RISK FACTORS” above is not an exhaustive list of the factors that may affect any of our forward-looking statements. You should read this prospectus, any post-effective amendment and any prospectus supplement completely and with the understanding that our actual future results may be materially different from what we expect. These forward-looking statements represent our beliefs, expectations and opinions only as of the date of this prospectus, any post-effective amendment and any prospectus supplement.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. These forward-looking statements involve risks, uncertainties and other factors that may cause our actual results in future periods to differ materially from forecasted results. We do not undertake to publicly update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, other than to reflect a material change in the information previously disclosed, as required by applicable law. You should review our subsequent reports filed from time to time with the SEC on Forms 10-K, 10-Q and 8-K and any amendments thereto. We qualify all of our forward-looking statements by these cautionary statements.

Prospective investors are urged not to put undue reliance on forward-looking statements.

USE OF PROCEEDS

We will not receive any proceeds from the sale by the Selling Shareholders of shares of common stock pursuant to this prospectus.  All of the 3,077,334 shares which may be offered pursuant to this prospectus are issuable pursuant to the exercise of stock options granted under our Plan.  We will receive proceeds from the exercise of these outstanding stock options upon their exercise based on the exercise prices of the options.  The exercise prices range from $0.91 per share to $7.10 per share.  All proceeds, if any, from the exercise of these options will be added to our working capital.

SELLING SHAREHOLDERS

The Selling Shareholders named in this prospectus are offering all of the 3,077,334 shares offered through this prospectus.  The shares are comprised of 3,077,334 shares that may be sold from time to time upon the exercise of stock options granted to the Selling Shareholders pursuant to our Plan.

The following table provides, as of April 19, 2011, information regarding the beneficial ownership of our common stock held by each of the Selling Shareholders, including:

1.             the number of shares beneficially owned by each Selling Shareholder prior to this offering;

2.             the total number of shares that are to be offered by each Selling Shareholder; and

3.             the total number and percentage of shares that will be beneficially owned by each Selling Shareholder upon completion of the offering, based on 139,589,552 shares of common stock and exchangeable shares outstanding as of April 19, 2011.

Information with respect to beneficial ownership is based upon information obtained from the Selling Shareholders.  Information with respect to “Number of Shares Beneficially Owned Prior to the Offering” includes the shares issuable upon exercise of the stock options held by the Selling Shareholders that are exercisable within 60 days of the date of this prospectus. The “Number of Shares that may be Offered” includes the shares that may be acquired by the Selling Shareholders pursuant to the exercise of stock options granted to the Selling Shareholders pursuant to our Plan, including some shares that are issuable upon the exercise of stock options that may be exercisable more than 60 days from the date of this prospectus.  Information with respect to “Number of Shares Beneficially Owned After the Offering” assumes the sale of all of the shares offered by the Selling Shareholder under this prospectus but no other purchases or sales of our common stock by the Selling Shareholders.  Except as described below and to our knowledge, the named Selling Shareholder beneficially owns and has sole voting and investment power over all shares or rights to these shares.

Because the Selling Shareholders may offer all, some or none of the shares currently owned or the shares received upon exercise of the options pursuant to the offering contemplated by this prospectus, and because this offering is not being underwritten on a firm commitment basis, no estimate can be given as to the amount of common stock that will be held upon termination of this offering.

Up to 3,077,334 shares of common stock which may be issued pursuant to the exercise of stock options by our officers or directors, who may be deemed to be “affiliates” of our company, as such term is defined in Rule 405 under the Securities Act, and who are eligible to participate in our Plan, may be sold pursuant to this prospectus. Eligibility to participate in the Plan is available to our officers, directors, employees and eligible consultants, as determined solely by our Board of Directors. Options to purchase up to 3,077,334 shares of common stock have been granted under our Plan to certain of our directors and officers, each of whom is named as a Selling Shareholder in this prospectus. The following table contains information for the Selling Shareholders offering 3,077,334 shares pursuant to the Plan:

					Shares
	Number of Shares				Beneficially Owned After
Name of Selling	Beneficially Owned		Number of Shares that		the Offering
Shareholder(1)	Prior to the Offering		may be Offered		Number	Percent
Robert R. McEwen(2)	29,144,193	(3)(4)	1,000,000	(4)(5)	28,144,193	20%

Michele L. Ashby(6) 300 South Jackson St., Suite 220 Denver, CO 80209	125,000	(7)	170,000	(7)(8)	25,000	*

Leanne M. Baker(6) 600 Grandview Road Sebastopol, CA 95472	148,000	(9)	188,000	(8)(9)	30,000	*

Peter Bojtos(6) 2582 Taft Court Lakewood, CO 80215	245,000	(10)	200,000	(8)(10)	115,000	*

Declan J. Costelloe(6) 2994 Routt St. Lakewood, CO 80215	135,000	(10)	200,000	(8)(10)	5,000	*

Perry Y. Ing(11)	210,832	(12)	373,334	(12)(13)	14,166	*

Ian J. Ball(11)	214,000	(14)	519,000	(14)(15)	15,000	*

Stefan Spears(11)	166,000	(16)	347,000	(16)(17)	22,000	*

Nils Engelstad(11)	10,000	(18)	80,000	(18)(19)	0	*
TOTAL			3,077,334

*	Represents less than 1% of the amount of common stock to be outstanding after the offering.
(1)	Except as otherwise indicated, the address of each beneficial owner is c/o US Gold Corporation, 99 George Street, 3rd Floor, Toronto, Ontario, Canada M5A 2N4.
(2)	Officer and director.
(3)	Includes 28,477,527 shares of common stock held by 2190303 Ontario Inc., in which Mr. McEwen owns a 100% interest.
(4)	Includes 666,666 shares of common stock underlying options which are exercisable within 60 days from the date of this prospectus.
(5)	Includes 333,334 shares of common stock underlying options that are exercisable on or after 1/7/2012 so long as the Selling Shareholder remains with the company until that time.
(6)	Director.
(7)	Includes 100,000 shares of common stock underlying options which are exercisable within 60 days from the date of this prospectus.
(8)

Includes: (i) 10,000 shares of common stock underlying options that are exercisable on or after 1/7/2012; (ii) 10,000 shares of common stock underlying options that are exercisable on or after 2/17/2012; (iii) 10,000 shares of common stock underlying options that are exercisable on or after 2/17/2013; (iv) 13,333 shares of common stock underlying options that are exercisable on or after 3/15/2012; (v) 13,333 shares of common stock underlying options that are exercisable on or after 3/15/2013; and (vi) 13,334 shares of common stock underlying options that are exercisable on or after 3/15/2014 so long as the Selling Shareholder remains with the company until that time.

(9)	Includes 118,000 shares underlying options which are exercisable within 60 days from the date of this prospectus.
(10)	Includes 130,000 shares underlying options which are exercisable within 60 days from the date of this prospectus.
(11)	Officer.
(12)	Includes 196,666 shares underlying options which are exercisable within 60 days from the date of this prospectus.
(13)

Includes: (i) 16,667 shares of common stock underlying options that are exercisable on or after 1/7/2012; (ii) 30,000 shares of common stock underlying options that are exercisable on or after 2/17/2012; (iii) 30,000 shares of common stock underlying options that are exercisable on or after 2/17/2013; (iv) 33,333 shares of common stock underlying options that are exercisable on or after 3/15/2012; (v) 33,333 shares of common stock underlying options that are exercisable on or after 3/15/2013; and (vi) 33,334 shares of common stock underlying options that are exercisable on or after 3/15/2014  so long as the Selling Shareholder remains with the company until that time.

(14)	Includes 199,000 shares of common stock underlying options that are exercisable within 60 days of the date of this prospectus.
(15)

Includes: (i) 50,000 shares of common stock underlying options that are exercisable on or after 8/6/2011; (ii) 10,000 shares of common stock underlying options that are exercisable on or after 1/7/2012; (iii) 50,000 shares of common stock underlying options that are exercisable on or after 2/17/2012; (iv) 50,000 shares of common stock underlying options that are exercisable on or after 2/17/2013; (v) 53,333 shares of common stock underlying options that are exercisable on or after 3/15/2012; (vi) 53,333 shares of common stock underlying options that are exercisable on or after 3/15/2013; and (vii) 53,334 shares of common stock underlying options that are exercisable on or after 3/15/2014 so long as the Selling Shareholder remains with the company until that time.

(16)	Includes 144,000 shares of common stock underlying options that are exercisable within 60 days of the date of this prospectus.
(17)

Includes: (i) 50,000 shares of common stock underlying options that are exercisable on or after 8/6/2011; (ii) 10,000 shares of common stock underlying options that are exercisable on or after 1/7/2012; (iii) 25,000 shares of common stock underlying options that are exercisable on or after 2/17/2012; (iv) 25,000 shares of common stock underlying options that are exercisable on or after 2/17/2013; (v) 31,000 shares of common stock underlying options that are exercisable on or after 3/15/2012; (vi) 31,000 shares of common stock underlying options that are exercisable on or after 3/15/2013; and (vii) 31,000 shares of common stock underlying options that are exercisable on or after 3/15/2014 so long as the Selling Shareholder remains with the company until that time.

(18)	Includes 10,000 shares of common stock underlying options that are exercisable within 60 days of the date of this prospectus.
(19)

Includes: (i) 10,000 shares of common stock underlying options that are exercisable on or after 2/17/2012; (ii) 10,000 shares of common stock underlying options that are exercisable on or after 2/17/2013; (iii) 16,666 shares of common stock underlying options that are exercisable on or after 3/15/2012; (iv) 16,666 shares of common stock underlying options that are exercisable on or after 3/15/2013; and (v) 16,667 shares of common stock underlying options that are exercisable on or after 3/15/2014 so long as the Selling Shareholder remains with the company until that time.

Each Selling Shareholder has purchased or will acquire our common stock for investment and with no present intention of distributing or reselling such shares unless registered for resale.  However, in recognition of the fact that holders of restricted securities may wish to be legally permitted to sell their shares when they deem appropriate, we have filed a Form S-8 registration statement with the SEC of which this prospectus forms a part with respect to the resale of the shares from time to time as described below under “PLAN OF DISTRIBUTION”.  We have agreed to prepare and file such amendments and supplements to the registration statement and to keep the registration statement effective until all the shares offered hereby have been sold pursuant thereto, until such shares are no longer, by reason of Rule 144 under the Securities Act or any other rule of similar effect, required to be registered for the sale thereof by the Selling Shareholders.

Certain of the Selling Shareholders, their associates and affiliates may from time to time perform services for us or our subsidiaries in the ordinary course of business.

PLAN OF DISTRIBUTION

The shares offered hereby may be sold from time to time to purchasers directly by the Selling Shareholders.  Alternatively, the Selling Shareholders may from time to time offer the shares to or through underwriters, broker/dealers or agents, who may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Shareholders or the purchasers of shares for whom they may act as agents.  The Selling Shareholders and any underwriters, broker/dealers or agents that participate in the distribution of shares may be deemed to be “underwriters” within the meaning of the Securities Act and any profit on the sale of the shares by them deemed to be underwriting discounts and commissions under the Securities Act.

The shares offered hereby may be sold from time to time in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale, or at negotiated prices.  The sale of the shares may be effected in transactions (which may involve crosses or block transactions) (i) on any national or international securities exchange or quotation service on which the shares may be listed or quoted at the time of sale, (ii) in the over-the-counter market, (iii) in transactions otherwise than on such exchanges or in the over-the-counter market or (iv) through the writing of options.  At the time a particular offering of the shares is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount and type of shares being offered and the terms of the offering, including the name or names of any underwriters, broker/dealers or agents, any discounts, commissions and other terms constituting compensation from the Selling Shareholders and any discounts, commissions or concessions allowed or reallowed or paid to broker/dealers.

The Selling Shareholders may also sell such shares pursuant to Rule 144 under the Securities Act if the requirements for the availability of such rules have been satisfied.

To comply with the securities laws of certain jurisdictions, if applicable, the shares will be offered or sold in such jurisdictions only through registered or licensed brokers or dealers.  In addition, in certain jurisdictions the shares may not be offered or sold unless they have been registered or qualified for sale in such jurisdictions or any exemption from registration or qualification is available and is complied with.

The Selling Shareholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of any of the shares by the Selling Shareholders.  The foregoing may affect the marketability of the shares.

All expenses of the registration of the shares will be paid by us, including, without limitation, SEC filing fees and expenses and compliance with state securities or “blue sky” laws; provided, however, that the Selling Shareholders will pay all underwriting discounts and selling commissions, if any.

LEGAL MATTERS

The validity of the shares of common stock offered hereby by will be passed upon for us by Dufford & Brown, P.C., Denver, Colorado.

EXPERTS

Our financial statements as of December 31, 2010 and for the three years then ended incorporated by reference in this prospectus have been included in reliance on the report of KPMG LLP, Toronto, Canada, our independent registered public accounting firm. These financial statements have been incorporated by reference herein, and have been included upon the authority of said firm as an expert in accounting and auditing.

The technical information relating to our Tonkin Complex, Gold Pick-Gold Ridge Project, Palmarito Project, El Gallo Project and Limo Project including the estimate of mineralized material in place therein and the Preliminary Economic Assessments relating to the Gold Bar Project and the El Gallo Project, have been incorporated by reference into this prospectus in reliance on the reports of Ore Reserves Engineering Inc., Micon International Limited, Telesto Nevada Inc. and Pincock, Allen & Holt, each experts in mining and metallurgical matters.

NO DEALER, SALESMAN, OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING HEREIN CONTAINED AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE SELLING SHAREHOLDERS.  THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE AN OFFER OR SOLICITATION.  NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT ANY INFORMATION CONTAINED HEREIN IS CORRECT AS TO ANY OF THE TIME SUBSEQUENT TO ITS DATE.  HOWEVER, THE COMPANY HAS UNDERTAKEN TO AMEND THE REGISTRATION STATEMENT OF WHICH THIS PROSPECTUS IS A PART TO REFLECT ANY FACTS OR EVENTS ARISING AFTER THE EFFECTIVE DATE THEREOF WHICH INDIVIDUALLY OR IN THE AGGREGATE REPRESENT A FUNDAMENTAL CHANGE IN THE INFORMATION SET FORTH IN THE REGISTRATION STATEMENT.  IT IS ANTICIPATED, HOWEVER, THAT MOST UPDATED INFORMATION WILL BE INCORPORATED HEREIN BY REFERENCE TO THE COMPANY’S REPORTS FILED UNDER THE SECURITIES EXCHANGE ACT OF 1934.  SEE “DOCUMENTS INCORPORATED BY REFERENCE.”

ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS.  THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

You should rely only on the information contained in this document or that we have referred you to.  We have not authorized anyone to provide you with information that is different.  This prospectus is not an offer to sell common stock and is not soliciting an offer to buy common stock in any state where the offer or sale is not permitted.

3,077,334 Shares

US GOLD CORPORATION

Common Stock

PROSPECTUS

April 19, 2011

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item. 3.  Incorporation of Documents by Reference

The following documents filed by us with the SEC (File Number 001-33190) and all documents filed by us with the SEC pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference into this registration statement and to be part hereof from the date of filing of such documents:

1.               Our Annual Report on Form 10-K for the year ended December 31, 2010;

2.               Our Current Reports on Form 8-K filed on February 14, 2011, February 18, 2011, February 24, 2011 and March 3, 2011; and

3.               The description of our capital stock contained in the registration statement on Form S-3 (Registration Number 333-157998) filed with the SEC on March 16, 2009.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement.  Such statement so modified or superseded shall not be deemed to constitute a part of this registration statement, except as so modified or superseded.

Item 4.  Description of Securities

Not applicable.

Item 5.  Interests of Named Expert and Counsel

Not applicable.

Item 6. Indemnification of Directors and Officers

We have entered into indemnification agreements with each of our executive officers and directors which provide that we must indemnify, to the fullest extent permitted by the laws of the State of Colorado, but subject to certain exceptions, any of our directors or officers who are made or threatened to be made a party to a proceeding, by reason of the person serving or having served in their capacity as an executive officer or director with us.  We may also be required to advance expenses of defending any proceeding brought against them while serving in such capacity.

Our Articles of Incorporation and Bylaws provide that we must indemnify, to the fullest extent permitted by the laws of the State of Colorado, any of our directors, officers, employees or agents made or threatened to be made a party to a proceeding, by reason of the person serving or having served in a capacity as such, against judgments, penalties, fines, settlements and reasonable expenses incurred by the person in connection with the proceeding if certain standards are met.

The Colorado Business Corporation Act (“CBCA”) allows indemnification of directors, officers, employees and agents of a company against liabilities incurred in any proceeding in which an individual is made a party because he or she was a director, officer, employee or agent of the company if such person

i

conducted himself in good faith and reasonably believed his actions were in, or not opposed to, the best interests of the company, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.  A person must be found to be entitled to indemnification under this statutory standard by procedures designed to assure that disinterested members of the board of directors have approved indemnification or that, absent the ability to obtain sufficient numbers of disinterested directors, independent counsel or shareholders have approved the indemnification based on a finding that the person has met the standard.  Indemnification is limited to reasonable expenses.

Our Articles of Incorporation limit the liability of our directors to the fullest extent permitted by the CBCA.  Specifically, our directors will not be personally liable for monetary damages for breach of fiduciary duty as directors, except for:

•                  any breach of the duty of loyalty to us or our stockholders;

•                  acts or omissions not in good faith or that involved intentional misconduct or a knowing violation of law;

•                  dividends or other distributions of corporate assets that are in contravention of certain statutory or contractual restrictions;

•                  violations of certain laws; or

•                  any transaction from which the director derives an improper personal benefit.

Liability under federal securities law is not limited by our Articles of Incorporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question, whether such indemnification by its is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 7.  Exemption from Registration Claimed

Not applicable.

Item 8.  Exhibits

Number	Description of Exhibits

23.1	Consent of KPMG LLP, Toronto, Canada.

23.2	Consent of Ore Reserves Engineering Inc.

23.3	Consent of Micon International Limited.

23.4	Consent of Telesto Nevada Inc.

23.5	Consent of Pincock, Allen & Holt.

Item 9.  Undertakings

The undersigned registrant hereby undertakes:

(a)(1)  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)            To include any prospectus required by section 10(a)(3) of the Securities Act;

(ii)           To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)          To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided however, that paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the registration statement is on Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement; and

Paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the registration statement is on Form S-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)  That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)  If the registrant is a foreign private issuer, to file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or Rule 3-19 of this chapter if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

(5)  That, for the purpose of determining liability under the Securities Act to any purchaser:

(i)            If the registrant is relying on Rule 430B:

(A)          Each prospectus filed by the registrant pursuant to Rule 424(b)(3)shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)           Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii)         If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6)  That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)      Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)     Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)    The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)   Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)  That, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Ontario, on this 20th day of April, 2011.

US GOLD CORPORATION

By:	/s/ Perry Y. Ing
Perry Y. Ing
Vice President, Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement was signed by the following persons in the capacities and on the dates stated:

/s/ Perry Y. Ing as attorney in fact	Chief Executive Officer and Chairman	April 20, 2011
Robert R. McEwen	(Principal Executive Officer)

/s/ Perry Y. Ing	Vice President, Chief Financial Officer	April 20, 2011
Perry Y. Ing	(Principal Financial and Accounting Officer)

/s/ Perry Y. Ing as attorney in fact	Director	April 20, 2011
Michele L. Ashby

/s/ Perry Y. Ing as attorney in fact	Director	April 20, 2011
Leanne M. Baker

/s/ Perry Y. Ing as attorney in fact	Director	April 20, 2011
Declan J. Costelloe

v

Index to Exhibits

Number	Description of Exhibits

23.1	Consent of KPMG LLP, Toronto, Canada.

23.2	Consent of Ore Reserves Engineering Inc.

23.3	Consent of Micon International Limited.

23.4	Consent of Telesto Nevada Inc.

23.5	Consent of Pincock, Allen & Holt.